EXPENSE LIMITATION AGREEMENT

Forum Funds
c/o Atlantic Fund Administration
Three Canal Plaza, Suite 600
Portland, ME 04101

December 8, 2017

MAI Capital Management, LLC
1360 E. Ninth Street, Suite 1100
Cleveland, OH 44114

Dear Mr. Buoncore:

          Pursuant to this Expense Limitation Agreement (the “Agreement”), MAI Capital Management, LLC (the “Adviser”) agrees to limit its investment advisory fee and reimburse expenses as necessary to ensure that the net annual operating expenses (excluding all taxes, interest, dividends on short sales, acquired fund fees and expenses, brokerage commissions, and extraordinary expenses) for the MAI Managed Volatility Fund (the “Fund”) do not exceed 1.24% and 0.99%, respectively, for the Investor Shares and Institutional Shares (the “Expense Limitation”) through January 1, 2019 (the “Limitation Period”). This Agreement constitutes the whole agreement between the parties and supersedes any previous fee waiver agreement relating to the Fund.

With respect to each class of shares, the Fund agrees to repay the Adviser for any advisory fees forgone and any operating expenses in excess of the Expense Limitation applicable to the class that the Adviser reimburses under the Expense Limitation, provided that (a) the repayments do not cause the class’s total operating expenses (excluding all taxes, interest, dividends on short sales, acquired fund fees and expenses, brokerage commissions, and extraordinary expenses) to exceed the lesser of (i) the Expense Limitation for the class and (ii) the Expense Limitation in place at the time of the Adviser’s waiver or reimbursement, and (b) the repayments are made within three years of the date on which they are incurred. The Adviser understands that it shall look only to the assets attributable to the class for performance of this Agreement and for payment of any claim the Adviser may have hereunder, and neither any other series of the Trust, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

          This Agreement is made and to be performed principally in the states of Ohio and Maine, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware.

This Agreement may only be amended or terminated with the approval of the Board of Trustees of Forum Funds (the “Board”) and will automatically terminate concurrent with the termination of the advisory agreement between the Adviser and the Trust with respect to the Fund; provided, however, that this Agreement shall not terminate in the event of a termination of such advisory agreement as a result of an assignment thereof by the Adviser if a new advisory agreement is entered into by the Trust and the Adviser with respect to the Fund.

          If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

FORUM FUNDS,

By:	/s/ Jessica Chase
Jessica Chase
Title:	President

The foregoing Agreement is hereby accepted as of December 8, 2017

MAI CAPITAL MANAGEMENT, LLC

By:	/s/ Richard Buoncore
Name:	Richard Buoncore
Title:	Managing Partner

Signature page to the Expense Limitation Agreement